SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2024

 IRSA Inversiones y Representaciones Sociedad Anonima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated May 31, 2024, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

Buenos Aires, Argentina - May 31, 2024 – IRSA Inversiones y Representaciones Sociedad Anónima (NYSE:IRS; ByMA:IRSA), Argentina's leading Real Estate company,  the Company reports that its Board of Directors has approved the incorporation into the Company’s own portfolio of the shares not currently registered under the custody of Caja de Valores S.A. derived from an exchange process carried out in 1994 that were timely exchanged for shares of the company Sociedad Anónima Mercado del Abasto (“SAMAP”) (later Alto Palermo S.A., then IRSA Propiedades Comerciales S.A. by a change in the corporate name and currently IRSA, after the merger process of 2022). It is reported that these unregistered shares have been in this state since the closing of the exchange process that occurred on March 11, 1994. During the period elapsed from 1994 to the present, the Company made strong and public efforts for these people to conclude the corresponding exchange. Given the time elapsed, and after analyzing the legal opinions received, the Board has decided to apply the liberatory prescription provided for in the Civil and Commercial Code, having met the assumptions for its exercise: lapse of time during the legal term -10 years- and creditor’s inaction.
Consequently, the Company will receive 5,125,667 shares of VN$ 10 from IRSA which will remain in the Company’s portfolio until it is defined by some of the destinations provided for the acquisition of own shares in article 64 of Law 26,831.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

May 31, 2024	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets